JOHN T. BRADLEY

949.622.2742 telephone

949.622.2739 facsimile

john.bradley@troutmansanders.com

TROUTMAN SANDERS LLP

Attorneys at Law

5 Park Plaza, Suite 1400

Irvine, CA  92614-2545

949.622.2700 telephone

troutmansanders.com

December 5, 2012

VIA FEDEX AND

EDGAR CORRESPONDENCE

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	SQN AIF IV, L.P. Registration Statement on Form S-1 Filed October 23, 2012 File No. 333-184550

Dear Ms. Long:

This letter responds to the comments of your letter dated November 19, 2012 relating to SQN AIF IV, L.P. (the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company’s Registration Statement on Form S-1, Reg. No. 333-184550 (the “Registration Statement”) contain revisions that are directly in response to your comments, as well as certain comments from the Financial Industry Regulatory Authority (“FINRA”). We have reproduced below in bold font each of your comments set forth in your letter of November 19, 2012, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of November 19, 2012. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate.  The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith. In addition, we have included a set of changed pages only so that you may see the Company’s deletions, which do not appear in the full marked version of the Registration Statement.

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Ms. Pamela Long
Securities and Exchange Commission
December 5, 2012

General

1.

Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

The Company will, prior to the effectiveness of the Registration Statement, arrange to have a representative of FINRA, call the Securities and Exchange Commission to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or alternatively, the Company will send the Securities and Exchange Commission a copy of the confirmation letter the Company receives from FINRA.

2.

Please note that we may have comments on the legal and tax opinions once they are filed.  Please understand that we will need adequate time to review this material before effectiveness.

Please be advised that the Company has included as exhibits to the Registration Statement the executed legal and tax opinions.

3.

Please clarify whether you will borrow funds to make investments or will use only the proceeds from this offering and funds generated from operations.  If you will incur debt to make such investments, please include appropriate disclosure, including risk factors, related to the impact that servicing such debt could have on operations and distributions.

The Company has included additional disclosure in the Prospectus Summary section on page 1, The Offering section on page 8, the Estimated Use of Proceeds section on page 13 and the Investment Objectives and Strategies section on page 50 of the Registration Statement to clarify that it will not borrow funds, but will instead use only the net proceeds from the offering, less capital reserves, and funds generated from its operations, to make investments.

4.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

Ms. Pamela Long
Securities and Exchange Commission
December 5, 2012

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) (1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

The Company has disclosed on the cover page of the prospectus that it is an emerging growth company.  The Company has also included additional disclosure in the Prospectus Summary section on page 2 and the Risk Factors section on page 29 of the Registration Statement to (i) describe how and when the Company may lose emerging growth company status and (ii) briefly describe the various exemptions that are available to the Company as an emerging growth company.  The Company has also included additional disclosure in the Prospectus Summary section on page 3 of the Registration Statement to state its election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act of 2012, and to state that its election is irrevocable.

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

As of the date of this letter, there have been no such written communications or research reports. However, the Company will supplementally provide to the Securities and Exchange Commission copies of any such written communications and research reports.

Front Cover Page

6.

Please add a bullet point disclosure on the risk that investors may incur tax liability in excess of cash contributions in a particular year.

Ms. Pamela Long
Securities and Exchange Commission
December 5, 2012

The Company has included a bullet point disclosure stating that investors may incur tax liabilities in excess of cash distributions they receive from the Company in a particular year.

Risk Factors, page 17

7.

Please consider a risk factor addressing the fact that investor funds may not be withdrawn from escrow, even if they cancel their subscription prior to closing the offering.

Please note that under Section 6(c) of the Company’s form of escrow agreement filed as Exhibit 10.1 to the Registration Statement, investors who cancel their subscriptions are to receive prompt distribution of a refund check, plus any accrued interest. Section 6(c) provides that:

“If a subscription for Units is rejected by the General Partner or duly cancelled by a Subscriber after the Subscription Proceeds relating to the subscription have been deposited in the Escrow Account, the General Partner shall notify the Escrow Agent of the rejection, and the Escrow Agent shall promptly distribute to the Subscriber a refund check made payable to such Subscriber in an amount equal to the deposited Subscription Proceeds received from such Subscriber plus any Interest Proceeds calculated pursuant to Section 8.” [Emphasis added.]

It is the Company’s intention to ensure compliance with these provisions of the escrow agreement.

The Company has, however, included a risk factor on page 22 of the Registration Statement to caution that an investor may not withdraw its investment funds, nor will investment funds be returned from escrow unless the investor duly cancels its subscription before the initial closing of the offering or the Company’s General Partner rejects the subscription.

In addition, the Company has included additional disclosure in the Plan of Distribution section on page 97 and The Offering section on page 99 of the Registration Statement to clarify that investor funds will promptly be returned upon due cancellation of a subscription prior to the initial closing.

Our General Partner or Its Affiliates May Purchase Units as Investors, page 36

8.

We note that your General Partner or its affiliates may purchase units.  Please confirm, if true, that no offers were made prior to this registration statement being filed, subsequent offers were made only with the prospectus and no funds have or will be committed or paid prior to effectiveness of the registration statement.

Ms. Pamela Long
Securities and Exchange Commission
December 5, 2012

The Company confirms that no offers were made prior to the filing of the Registration Statement, any subsequent offers were made only with the prospectus and that no funds have or will be committed or paid prior to effectiveness of the Registration Statement.

Principal Investment Strategies, page 49

9.

Please discuss project financings as one of your strategies.

The Company has included additional disclosure in the Investment Objectives and Strategies section on page 50 of the Registration Statement to discuss project financings as one of its strategies.

Material U.S. Federal Income Tax Consequences, page 63

10.

Where counsel has issued a “more likely than not” type opinion, please clearly explain the reasons for the doubt and the degree of uncertainty in the opinion and provide risk factor and other disclosure setting forth the risks to investors.

Please note that the Company has included as an exhibit to the Registration Statement the executed tax opinion, and be advised that counsel has not issued a “more likely than not” type opinion.

The Offering, page 98

11.

We note that the escrow funds distributed to investors will include accrued interest.  Please clarify whether these distributed funds will be less escrow fees in all cases.

The Company has included additional disclosure in The Offering section on page 99 of the Registration Statement to clarify that funds returned to investors from the Company’s escrow account will be without deduction for any fees.

Supplemental Sales Material, page 100

12.

Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective.  The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

The Company will submit all sales material to the Securities and Exchange Commission prior to its use.

We trust that the foregoing is responsive to your comments in your letter of comments dated November 19, 2012. If you have any questions, please call me at (949) 622-2742 or my associate Rushika Kumararatne, Esq. at (949) 622-2751.

Ms. Pamela Long
Securities and Exchange Commission
December 5, 2012

Sincerely yours,

/s/ JOHN T. BRADLEY

John T. Bradley

cc:

Sherry Haywood, Esq.

Jeremiah J. Silkowski (via email w/o encl.)

John J. Leonti, Esq. (via email w/o encl.)

Rushika Kumararatne, Esq. (via email w/o encl.)